

04016305

SECURITIE _____ ____ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2003___ AND ENDING___December 31, 2003___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ancora Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                    2000 Auburn Drive, Suite 420
                              (No. and Street)

Cleveland	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Christopher R. Barone   (216) 825-4000
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

          McCurdy & Associates CPA's, Inc.
              (Name – if individual, state last, first, middle name)

RECEIVED
MAR - 1 2004
188

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSE
MAR 29 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Christopher R. Barone_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Ancora Securities, Inc._____ , as of _____December 31_____ , 2003 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

Ancora Securities, Inc.

For the Year Ended December 31, 2003
With Report of Independent Auditors

Ancora Securities, Inc.
Financial Statements and Additional Information
For the Year Ended December 31, 2003

CONTENTS

McCurdy & Associates CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Board of Directors and Stockholders
Ancora Securities, Inc.

We have audited the accompanying statement of financial condition of Ancora Securities, Inc. (a wholly-owned subsidiary of Ancora Capital, Inc.) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ancora Securities, Inc. at December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 20, 2004

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Ancora Securities, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 53,123
Accounts receivable from brokers	202,989
Accounts receivable, other	11,794
Securities owned, at market value	343,200
Subordinated note receivable	50,000
Intercompany receivable	659,159
Other assets	8,324
Total assets	**$1,328,589**

Liabilities and stockholder's equity

Liabilities

Accounts payable and accrued expenses	$ 127,097
Federal income tax payable	2,300
Deferred federal income tax	7,900
Total liabilities	137,297

Stockholder's equity

Common stock, no par, authorized 12,500 shares, 1,915 shares issued and outstanding	1,237
Common stock-Class B, no par value, 2,000 shares authorized, 1,710 shares issued and outstanding	1,000
Paid-in capital	1,119,142
Retained earnings	69,913
Total stockholder's equity	1,191,292
Total liabilities and stockholder's equity	**$1,328,589**

The accompanying notes are an integral part of these financial statements.

Ancora Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2003

Revenues

Commissions	$2,532,660
Interest and dividends	38,373
Mutual fund fees	466,110
Unrealized gains	15,740
Other income	68,126
	3,121,009

Expenses

Administrative fees	898,000
Clearing expense	1,375,303
Commissions	627,464
Interest expense	1,272
Quotes	85,927
Other taxes	9,778
Other expenses	38,508
	3,036,252

Income before federal income taxes	84,757
Federal income tax expense	15,690
Net Income	$ 69,067

The accompanying notes are an integral part of these financial statements.

Ancora Securities, Inc.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2003

	Convertible Preferred Stock	Common Stock	Common Stock Class B	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2003	$100,000	$1,237	$1,000	$1,119,142	$ 846	$1,222,225
Stock redemption	(100,000)					(100,000)
Net income					69,067	69,067
Balance at December 31, 2003	$ 0	$1,237	$1,000	$1,119,142	$69,913	$1,191,292

The accompanying notes are an integral part of these financial statements.

Ancora Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2003

Cash flows from operating activities

Net income	$ 69,067
Adjustments to reconcile net income to net	
cash provided (used) by operating activities:	
Depreciation	2,326
Loss on asset disposition	6,428
Unrealized (appreciation)depreciation of investments	(15,740)
Changes in:	
Accounts receivable	(119,488)
Accounts receivable, other	(523)
Federal income tax payable	2,300
Deferred federal income tax	13,390
Other assets	5,609
Accounts payable and accrued expenses	61,223
Net cash provided (used) by operating activities	24,592

Cash flows from investing activities

Purchase of equipment	(8,754)
Purchase of investments	(305)
Intercompany receivable	100,000
Preferred stock redemption	(100,000)
Net cash provided (used) by investing activities	(9,059)

Cash flows from financing activities

Net cash provided (used) by financing activities	0
Net decrease in cash and cash equivalents	15,533
Cash and cash equivalents at beginning of year	37,590
Cash and cash equivalents at end of year	$ 53,123

Supplemental disclosures
    The Company paid no income taxes during the year and interest of $1,272 during the year.

The accompanying notes are an integral part of these financial statements.

Note A - Organization

Ancora Securities, Inc., a wholly-owned subsidiary of Ancora Capital, Inc, is a fully-disclosed registered broker/dealer of securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD).

Note B – Summary of Significant Accounting Policies

Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable-Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Income Taxes-Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to unrealized gain or loss on investments. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income. Income taxes have been calculated on a separate company basis.

Cash and Cash Equivalents-The Company considers cash and money market funds to be cash and cash equivalents.

Investment in Securities
Marketable securities are carried at market value. Security transactions are recorded at trade date. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

Note B – Summary of Significant Accounting Policies (Cont'd)

Financial Instruments With Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management is not aware of any material transactions as of December 31, 2003 that could cause a potential obligation.

Note C – Notes Receivable

The Company holds a secured subordinated loan note receivable due October 1, 2010 at 9% approved by NASD that is subordinate to claims of other creditors.

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, Ancora Securities, Inc. had net capital of $418,337 which was $168,337 in excess of its required net capital of $250,000. Ancora Securities Inc.'s ratio of aggregate indebtedness to net capital was .31 to 1.

Note E – Marketable Securities

At the end of the year, the Company owned the following:

	Cost	Market Value
Mutual funds	$286,800	$339,900
NASDAQ options	3,300	3,300 (cost)
Common stock	760	0
	$290,860	$343,200

Unrealized gains or losses are recognized in the current year operations. NASDAQ options are not readily marketable and valued at cost.

Note F – Intercompany Receivable

In January 2002, the Company transferred various assets and interests in two subsidiaries to its parent, Ancora Capital, Inc. resulting in this receivable. During 2003, Ancora Capital paid $100,000 to the Company which decreased the intercompany receivable.

Note G – Income Taxes

Federal income tax expense consists of the following:

Currently payable	$ 2,300
Unrealized gains on securities-deferred	7,900
Prior year estimate adjustment	5,490
	$15,690

Note H – Stockholder's Equity

The Company redeemed its 100 convertible, voting (one share, one vote) perpetual preferred shares for $100,000. Each share of common stock and common stock Class B have one and ten votes, respectively.

Note I – Related Party Transactions

During the year, the Company paid $898,000 in administrative fees to its parent. The Company's parent provides office space, personnel, and various other services in return for its administrative fees. Ancora Capital, Inc owes $659,159 to Ancora Securities, Inc. as of the end of the year without interest or repayment terms. During 2003, the Company redeemed its preferred stock for $100,000. During 2003, Ancora Capital paid $100,0000 to the Company, which decreased the intercompany receivable.

Additional Information

Ancora Securities, Inc.
Computation of Net Capital
December 31, 2003

Computation of net capital

Total stockholder's equity	$1,191,292
Deductions and charges:	
Non allowable assets:	
Intercompany receivable	659,159
Subordinated loan receivable	50,000
Other assets and prepaid expenses	11,624
	720,783
Net capital before haircuts on security positions	470,509
Haircuts on securities	52,172
Net capital	$ 418,337

Computation of basic net capital requirement

Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	$ 8,631
Minimum dollar requirement	$ 250,000
Excess net capital	$ 168,337
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 405,397

Computation of aggregate indebtedness

Accounts payable, accrued expenses, federal income tax payable	$ 129,397
Total aggregate indebtedness	$ 129,397
Ratio of aggregate indebtedness to net capital	.31 to 1

Ancora Securities, Inc.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2003

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the company's unaudited Form X-17a-5 as of December 31, 2003 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2003
Net capital, as reported in company's form X-17a-5, Part II	$423,310
Net audit adjustments	(4,973)
Net capital, as reported in Schedule I	$418,337

Inasmuch as Ancora Securities, Inc. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A.   Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B.   Information relating to the possession or control requirements under Rule 15c3-3.



McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

**Report on Internal Control Required by SEC
Rule 17a-5 for a Broker-Dealer Claiming an
Exemption From SEC Rule 15c3-3**

Board of Directors and Stockholders
Ancora Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ancora Securities, Inc. (the "Company") as of December 31, 2003 and for the year then ended, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

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recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 20, 2004

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